Exhibit 99.3

Letters Exchanged Between Cintas and UniFirst

November 8, 2024

Raymond C. Zemlin, Chairman of the Board of Directors

Steven S. Sintros, President and Chief Executive Officer

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

Gentlemen:

I have appreciated our prior discussions regarding the potential combination of UniFirst Corporation (“UniFirst") with Cintas Corporation (“Cintas"). As you know, we admire UniFirst for its track record of performance and the quality of its people. We firmly believe there is a compelling strategic and cultural fit between our two companies, and that Cintas would provide an excellent long-term home for UniFirst. Our combination would help maximize the success of UniFirst's operations and people over the long-term.

On behalf of Cintas, I would like to express Cintas' strong interest in pursuing a combination with UniFirst. To that end, we are pleased to submit this non-binding proposal (this "Proposal") to acquire UniFirst in a transaction with an implied total transaction value of approximately $5.2 billion. Specifically, we propose a transaction in which UniFirst shareholders will receive $275 per share for 100% of the outstanding UniFirst common and Class B shares. Common shareholders will receive value of approximately $4.2 billion and Class B shareholders will receive value of approximately $1 billion.

The proposed purchase price per share of $275 represents a 48% premium to UniFirst's ninety-day average closing price. This price also represents a 54% premium to UniFirst's closing price on February 7, 2022 when Cintas provided you an indication of interest to acquire UniFirst for $255 per share (the “Prior Proposal").

We believe our Proposal represents a compelling proposition for UniFirst and its shareholders. We would like to emphasize the following characteristics of our Proposal in particular:

•	A combination of Cintas and UniFirst has a strong strategic and industrial logic, would create a leading company in the industry, better able to meet the challenges posed by continued and increasing competition from much larger and better-capitalized companies that are focused on increasing their garment and facility solutions and investing in last mile fleets;

•	Our Proposal represents a meaningful increase from our Prior Proposal;

•	The proposed transaction would not be subject to any financing contingencies or approval by Cintas' shareholders;

•	We have done substantial work on the regulatory front, including engaging leading antitrust lawyers at Davis Polk & Wardwell, LLP and economists at Compass Lexecon, and we are confident that we have a path to obtaining the regulatory approvals necessary to consummate the proposed transaction; and

•	We stand ready to commence and complete due diligence quickly, and to discuss and agree on the terms of a definitive agreement in parallel.

We believe that your board members, as well as your shareholders, will enthusiastically support this Proposal. Interestingly, both Blackrock and The Vanguard Group are significant shareholders of both our companies.

We believe the employees of UniFirst will be critical to the long-term success of the combined company. Cintas has a history of providing leadership and growth opportunities across its global organization to employees of acquired businesses. At the appropriate time, we look forward to discussing the retention of key talent and the best way to integrate our respective teams to ensure successful leadership of the combined business. Our objective would be to ensure that UniFirst's management and employees have the opportunity to develop and prosper within the Cintas organization.

During several of my prior conversations with Steve as well as on your earnings calls, you discussed the importance of three critical areas of investment - CRM, Brand and ERP. Interestingly, we have identified technology and brand as significant priorities for Cintas in the coming years. The priorities of our organizations being well-aligned speaks to how important these areas are and the value that could be derived by putting our companies together and leveraging these subjects for the greater benefit of our collective employees, customers and shareholders. In addition, we would be able to better leverage our infrastructure and route networks to enhance service to our customers and prospects enabling us to better compete in an increasingly competitive environment. Our opportunities together are both compelling and exciting.

This proposal is non-binding and does not constitute, or create any legally binding obligation, liability or commitment by Cintas, or any of its affiliates, regarding the proposed transaction unless and until a definitive agreement is executed by Cintas and UniFirst. Cintas reserves the right to withdraw this proposal at its discretion.

I want to assure you that the proposed transaction is a top priority within our organization. Our executive management and advisors are prepared to commence private engagement immediately. We are committed to devoting the required resources that are necessary to quickly and efficiently complete our due diligence and finalize mutually acceptable definitive agreements on customary terms for a transaction of this nature. Given our familiarity with UniFirst, we will require only the completion of limited business due diligence along with customary public company legal due diligence in order to proceed with the proposed transaction.

Once again, we believe there is no better time than now to combine our companies and create a world class organization to even further benefit our customers, employees and shareholders. We are excited about this opportunity and are prepared to move forward expeditiously. Please provide a formal, written response regarding this Proposal to me no later than November 22, 2024. We welcome the opportunity to discuss this Proposal with you at your convenience.

Sincerely,

Todd M. Schneider

President & Chief Executive Officer

__________

November 25, 2024

Sent Via Email to Scott Chase, Secretary of UniFirst Corporation

Raymond C. Zemlin, Chairman of the Board of Directors

Steven S. Sintros, President and Chief Executive Officer

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

Gentlemen:

Steve called me on Friday, November 22, 2024, to respond to our proposal from November 8, 2024 for the acquisition of 100% of the outstanding common and Class B shares of UniFirst ("UniFirst") by Cintas Corporation ("Cintas") for $275 per share (the "Proposal"). I understand from our conversation that UniFirst requires more time to respond to our Proposal. I want to reiterate that we believe the Proposal is extremely attractive to UniFirst and its shareholders.

We prefer to engage in discussions with UniFirst in private. We are ready to engage with you immediately to work towards a mutually acceptable definitive agreement, including the mix of consideration - cash or cash and stock - that would be most compelling to your shareholders. In connection with that, we would like to meet with you in person during the week of December 2nd to discuss deal terms and the path to completing a transaction. I will attend the meeting along with our CFO, General Counsel and outside counsel. Please let me know by Wednesday, November 27th which day next week is most convenient for your team to meet. At that point we can set a location for the meeting.

As we expressed in our November 8 letter, we firmly believe there is a compelling strategic and cultural fit between our two companies. A combination would create a leading provider of business services and enhance our collective ability to serve customers and support employees, including by accelerating the benefits of ongoing investments in technology. Together, Cintas and UniFirst would be better able to meet the challenges posed by continued and increasing competition from much larger and better-capitalized companies that are focused on increasing their garment and facility solutions and investing in last mile fleets.

Approximately 79% of UniFirst common shares are held by investors which also own Cintas stock. Our Proposal would deliver compelling value to UniFirst shareholders, specifically a:

•	45% premium to UniFirst's ninety-day average closing price as of November 22, 2024; and

•	54% premium to UniFirst's closing price on February 7, 2022 when Cintas provided you an indication of interest to acquire UniFirst for $255 per share (the "Prior Proposal").

We are prepared to move quickly and efficiently to finalize mutually acceptable definitive agreements on customary terms for a transaction of this nature, including:

•	Diligence. We have followed UniFirst closely for many years and conducted extensive due diligence over that time. We expect to have limited and specific confirmatory due diligence requirements.

•	Timing. We would work towards signing and announcing a definitive agreement before year-end.

•	Regulatory. Cintas has engaged leading regulatory counsel and is confident in the path through regulatory review and closing.

•	Financing. Our Proposal is not subject to any financing condition and any cash consideration would be financed from cash on hand, committed lines of credit and/or other available sources of financing.

•	Certainty. Our Board of Directors supports the proposed transaction. Cintas shareholder approval will not be required.

I want to reiterate that the proposed transaction is a top priority within our organization, and we believe there is no better time than now to combine our companies and create a world class organization to even further benefit our customers, employees and shareholders. Cintas is committed to reaching a definitive agreement and to moving forward expeditiously. I look forward to discussing next steps this week and hearing back from you by November 27th on dates your team is available to meet in person next week.

Sincerely,

Todd M. Schneider

President & Chief Executive Officer

__________

November 27, 2024

Todd M. Schneider

President and Chief Executive Officer

Cintas Corporation

6800 Cintas Boulevard

Mason, Ohio 45040

By email – [email address redacted]

Dear Todd,

We are in receipt of your letters dated November 8, 2024, and November 25, 2024, which included an unsolicited, non-binding and conditional proposal to acquire UniFirst at $275 per share.

After careful consideration, the UniFirst Board of Directors has unanimously concluded that your proposal is not in the best interests of UniFirst, its shareholders and other stakeholders.

Sincerely,

Raymond C. Zemlin

Chairman of the Board of Directors

Steven S. Sintros

President and Chief Executive Officer

__________

December 3, 2024

Sent Via Email to Scott Chase, Secretary of UniFirst Corporation

Raymond C. Zemlin, Chairman of the Board of Directors

Steven S. Sintros, President and Chief Executive Officer

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

Gentlemen:

I received your letter dated November 27, 2024 responding to my letter dated November 25, 2024 reiterating our proposal from November 8, 2024 to acquire 100% of the outstanding common and Class B shares of UniFirst ("UniFirst") by Cintas Corporation ("Cintas") for $275 per share (the "Proposal"). Your response is surprising given that in my conversation with Steve on November 22 he appeared to indicate serious consideration would be given to our Proposal, including with the help of outside advisors. Despite the fact that 79% of UniFirst common shares are held by investors that also own Cintas stock and the significant premium being offered to UniFirst shareholders, our invitation to meet with you directly to discuss our Proposal has once again been ignored. This is the second time in just under three years that you and your fellow directors have failed to have substantive engagement or discussions with Cintas regarding value-enhancing alternatives for shareholders. I am hopeful we can have further private discussions regarding our Proposal.

In our brief engagement in February 2022, you indicated that UniFirst believed that the execution of its strategic plan would deliver meaningful value to UniFirst shareholders. Yet, since February 7, 2022 when Cintas provided you an indication of interest to acquire UniFirst for $255 per share (the "Prior Proposal"), your stock has appreciated approximately 12%, approximately one-third of the 35% appreciation in the S&P 500 and well below the 134% appreciation in Cintas stock.

We believe that our Proposal offers a unique opportunity to deliver value to your shareholders and enhance our collective ability to serve customers and support employees, including by accelerating the benefits of ongoing investments in technology. There is no better time than now to combine our companies and create a world class organization to even further benefit our customers, employees and shareholders.

We remain prepared to move forward immediately with our Proposal of $275 per share in cash which would deliver certain and compelling value to UniFirst shareholders, specifically a:

•	44% premium to UniFirst's ninety day average closing price as of December 2, 2024; and

•	54% premium to UniFirst's closing price on February 7, 2022, the date of our Prior Proposal.

We prefer to engage with you in collaborative, private discussions with minimal disruption to your management team to reach a mutually acceptable definitive agreement. We want to meet with you in person during the week of December 9th, including discussions about potential sources of additional value that could allow us to increase our Proposal. As part of this direct engagement, we are also prepared to discuss a mix of cash and stock consideration if that is preferable to your shareholders.

I want to reiterate that the proposed transaction is a top priority within our organization and we remain prepared to move quickly and efficiently to finalize mutually acceptable definitive agreements on customary terms for a transaction of this nature, including:

•	Diligence. We expect to have limited and specific confirmatory due diligence requirements.

•	Timing. We would work towards signing and announcing a definitive agreement before year-end.

•	Regulatory. Cintas has engaged leading regulatory counsel and is confident in the path through regulatory review and closing. We are prepared to have our counsel immediately engage with you and your counsel to discuss the extensive work we have done to date (including with our economist) on the regulatory front and our path to closing of the transaction.

•	Financing. Our Proposal is not subject to any financing condition and any cash consideration would be financed from cash on hand, committed lines of credit and/or other available sources of financing.

•	Certainty. Our Board of Directors supports the proposed transaction. Cintas shareholder approval will not be required.

We are very motivated to conclude a transaction that benefits both companies as well as our respective shareholders. We understand you are in the process of closing your first quarter but we look forward to your response no later than December 6, 2024.

Sincerely,

Todd M. Schneider

President & Chief Executive Officer

__________

December 9, 2024

Todd M. Schneider

President and Chief Executive Officer

Cintas Corporation

6800 Cintas Boulevard

Mason, Ohio 45040

By email – [email address redacted]

Dear Todd,

We are in receipt of your letter dated December 3, 2024, requesting a meeting with UniFirst to discuss Cintas Corporation's November 2024 unsolicited, non-binding, and conditional proposal to acquire UniFirst for $275 per share.

As stated in our letter dated November 27, 2024, the UniFirst Board of Directors carefully considered Cintas Corporation's offer and unanimously concluded that the proposal is not in the best interests of UniFirst, its shareholders, and other stakeholders. In making its determination, the UniFirst Board of Directors considered the offer price, execution and business risks, feedback from some of UniFirst's largest shareholders by voting power, and UniFirst's future growth and value creation opportunities.

As such, we see no need for us to engage regarding your proposal.

Sincerely,

Raymond C. Zemlin

Chairman of the Board of Directors

Steven S. Sintros

President and Chief Executive Officer

__________

December 20, 2024

Sent Via Email to Scott Chase, Secretary of UniFirst Corporation

Raymond C. Zemlin, Chairman of the Board of Directors

Steven S. Sintros, President and Chief Executive Officer

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

Gentlemen:

On behalf of Cintas Corporation ("Cintas"), I am writing to reiterate our proposal to acquire 100% of the outstanding common and Class B shares of UniFirst Corporation ("UniFirst") by Cintas for $275 per share in cash (the "Proposal"). In my continued effort to engage with you, I believe it's appropriate to address each of the points in your letter dated December 9, 2024. I want to provide additional clarity on each point since these considerations formed the basis for the UniFirst Board of Directors to unanimously conclude that our Proposal is not in the best interest of UniFirst, its shareholders and other stakeholders.

With respect to price, we understand that UniFirst's directors have unanimously concluded that a 44% premium offer to UniFirst's ninety-day average closing price as of December 2, 2024 does not warrant a meeting to explore how a transaction with Cintas can deliver substantial value to your shareholders. Our Proposal represents an approximate premium of 55% over UniFirst's closing price as of December 19, 2024. The rejection of our Proposal and the associated premium is surprising to us given UniFirst's 2024 stock performance as well as its stock performance over the past few years. We are confident your common shareholders would find these premiums compelling since 79% of UniFirst common shares are held by investors that also own Cintas stock.

In your response, you reference UniFirst's future growth and value creation opportunities. As indicated in our letter to you dated December 3, 2024, we are prepared to increase our Proposal above $275 per share should UniFirst's value creation plan justify such an increase. We are also prepared to discuss the form and mix of consideration to make the transaction tax-efficient to all shareholders.

As part of the direct engagement we have proposed, we would like the opportunity to meet directly with Class B shareholders and the Croatti family so we can share ideas that would enable the UniFirst and Croatti legacy in our industry to continue into the future.

For example, Scott Farmer and I have discussed the possibility of Cynthia Croatti, or her designee, joining the Board of Directors of Cintas. We believe Cynthia's many years of experience at UniFirst would offer meaningful contributions to our combined company, employees and customers.

We would also welcome a discussion regarding how this transaction would have minimal impact on UniFirst employees. At Cintas, we pride ourselves on being a great home for our employee-partners, and we believe UniFirst employees would feel the same way. UniFirst employees will be an important asset of our combined company. During our meeting, we'd be ready to share how and why we think bringing UniFirst employees into the Cintas family would be a win-win for everyone involved.

We are confident that we can reach acceptable deal terms and bridge any concerns if we engage directly with your key stakeholders.

With respect to execution and business risk, our executive management and advisors remain confident that there is an expeditious path to completing a transaction. We are prepared to commence direct engagement with you and your advisors immediately to promptly finalize mutually acceptable definitive agreements on customary terms for a transaction of this nature, including:

•	Diligence. We expect to have limited and specific confirmatory due diligence requirements.

•	Timing. We would work towards signing and announcing a definitive agreement in January, 2025.

•	Regulatory. Cintas has engaged leading regulatory counsel and is confident in the path through regulatory review and closing. We are prepared to have our counsel immediately engage with you and your counsel to discuss the extensive work we have done to date (including with our economist) on the regulatory front and our path to closing the transaction.

•	Financing. Our Proposal is not subject to any financing condition and any cash consideration would be financed from cash on hand, committed lines of credit and/or other available sources of financing.

•	Certainty. Our Board of Directors supports the proposed transaction. Cintas shareholder approval will not be required.

Our Proposal offers a unique opportunity to deliver value to your shareholders and enhance our collective ability to serve customers and support employees, including by accelerating the benefits of ongoing investments in technology. Together, Cintas and UniFirst would be better able to meet the challenges posed by continued and increasing competition from much larger and better-capitalized companies that are focused on increasing their garment and facility solutions and investing in last mile fleets.

I want to reiterate that the proposed transaction is a top priority within our organization. We are very motivated to conclude a transaction that benefits both companies as well as our respective customers, employees and shareholders. We urge you to engage with us and our advisors openly and without delay for the mutual benefit of our respective stakeholders.

We would like to meet with your deal team and/or Class B shareholders in person no later than January 10, 2025 to discuss deal terms and the path to completing a transaction. Please let me know no later than January 3, 2025 which days your team is available to meet in person.

Sincerely,

Todd M. Schneider

President & Chief Executive Officer

__________

January 7, 2025

Sent Via Email to Scott Chase, Secretary of UniFirst Corporation

Raymond C. Zemlin, Chairman of the Board of Directors

Steven S. Sintros, President and Chief Executive Officer

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

Gentlemen:

On behalf of Cintas Corporation (“Cintas”), I am writing to reiterate our proposal to acquire 100% of the outstanding common and Class B shares of UniFirst Corporation ("UniFirst") by Cintas for $275 per share in cash (the “Proposal”). Our Proposal delivers compelling value to UniFirst shareholders, specifically a:

•	46% premium to UniFirst's ninety-day average closing price as of January 6, 2025;

•	54% premium to UniFirst's closing price on February 7, 2022 when Cintas provided you an indication of interest to acquire UniFirst for $255 per share (the "Prior Proposal").

We are disappointed that our continued efforts to engage in discussions on the basis of this Proposal have been rejected, despite the fact that 79% of UniFirst common shares are held by investors that also own Cintas stock and the significant premium being offered to UniFirst shareholders.

The terse response we received on November 27, 2024 rejecting our Proposal did not provide anything constructive on the economic terms or conditions of our Proposal. Our subsequent December 3, 2024 request for an in-person meeting, including our willingness to discuss potential sources of additional value that would allow us to increase our Proposal, was also rejected. Our most recent December 20, 2024 request for engagement included a willingness to discuss ways to preserve the UniFirst legacy and the potential to include Cynthia Croatti or her designee on the Cintas Board post a transaction.

Given your refusal to engage despite our best efforts to arrange collaborative discussions, we have determined it is prudent to publicize this letter, ensuring that UniFirst shareholders are aware of the immediate, certain and compelling value they stand to realize. Accordingly, we are issuing a press release with the contents of this letter and our prior correspondence.

We believe that our Proposal offers a unique opportunity to deliver value to your shareholders and enhance our collective ability to serve customers and support employees, including by accelerating the benefits of ongoing investments in technology. Like UniFirst, Cintas has a nearly century-long heritage and deep family roots, and Cintas greatly respects the Croatti family and UniFirst team and the way you serve your customers. Cintas would welcome UniFirst employees and ensure opportunities to develop and prosper within Cintas. Together, Cintas and UniFirst would be better able to meet the challenges posed by continued and increasing competition from much larger and better-capitalized companies that are focused on increasing their garment and facility solutions and investing in last mile fleets.

Our executive management and advisors remain prepared to commence direct engagement with you and your advisors immediately to quickly and efficiently finalize mutually acceptable definitive agreements on customary terms for a transaction of this nature, including:

•	Diligence. We expect to have limited and specific confirmatory due diligence requirements.

•	Timing. We would work towards signing and announcing a definitive agreement in January 2025.

•	Regulatory. Cintas has engaged leading regulatory counsel and is confident in the path through regulatory review and closing. We are prepared to have our counsel immediately engage with you and your counsel to discuss the extensive work we have done to date (including with a leading economics consulting group) on the regulatory front and our path to closing the transaction.

•	Financing. Our Proposal is not subject to any financing condition and any cash consideration would be financed from cash on hand, committed lines of credit and/or other available sources of financing.

•	Certainty. Our Board of Directors supports the proposed transaction. Cintas shareholder approval will not be required.

I want to reiterate that the proposed transaction is a top priority within our organization, and we believe there is no better time than now to combine our companies and create a world class organization to even further benefit our customers, employees and shareholders.

We are very motivated to conclude a transaction that benefits both companies as well as our respective shareholders. We urge you to engage with us and our advisors openly and without delay for the mutual benefit of our respective stakeholders.

Sincerely,

Todd M. Schneider

President & Chief Executive Officer